October 20, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:               Hexindai Inc.

Registration Statement on Form F-1 (SEC File No. 333-220720)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Hexindai Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. (EDT), October 24, 2017 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately one hundred (100) copies of the Preliminary Prospectus dated October 16, 2017 (the “Preliminary Prospectus”) through the date hereof, to dealers, institutions and others. In connection with the Preliminary Prospectus distribution for the above-referenced issue, the underwriter has confirmed that they are complying with the forty-eight (48) hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

The Galleria, 2 Bridge Avenue

Suite 241, Red Bank, NJ 07701-1106

Phone: 732-758-9001, Toll Free: 800-886-7007, Fax: 732-758-6671

Member FINRA/SIPC

Very truly yours,

By:	/s/ Damon Testaverde
Name: Damon D. Testaverde
Title: Managing Director

[Signature page to Underwriters’ Acceleration Request]